EDGAR CORRESPONDENCE

June 14, 2013

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Cindy Rose

Re:	Davis Series’ Annual Report dated December 31, 2012

Dear Ms. Rose:

You have asked Davis Series, Inc. (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments on its Annual Report dated December 31, 2012. SEC comments are in bold, Registrant responses immediately follow.

In Endnote #3 (page 55 of Davis Series, Inc.’s December 31, 2012 Annual Report) includes a paragraph entitled Investment Advisory Fees and Reimbursement of Expenses. The paragraph includes disclosure concerning the Adviser’s contractual commitment to waive fees and/or reimburse Davis Government Money Market Fund’s expenses such that net investment income will not be less than zero. Please expand disclosure in future annual and semi-annual reports to include (1) the dollar amount which could potentially be recovered, by calendar year (and when the recovery period expires), and (2) what event would trigger recapture, e.g. gross income exceeding gross expenses over an accounting period.

Registrant agrees to include the recommended additional disclosure in future annual and semi-annual reports.

Tandy Representations

Davis Series, Inc., (“Registrant”) acknowledges that

1. The Registrant is responsible for the accuracy and adequacy of the disclosures in the Registrant’s filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrant filings or in response to staff comments on Registrant filings.

Please call the undersigned at 520/434-3771 with any comments or questions.

Respectfully,

/s/ Thomas Tays
Thomas Tays Vice President & Secretary

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